Fisher&Paykel
appliances

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64 9 273 0600
Facsimile: +64 9 273 2789

www.fisherpaykel.co.nz

3 August 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

REFERENCE: 82-34868

SECURITIES EXCHANGE ACT 1934, RULE 12g3-2(b)
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

In accordance with the exemption that we have from Rule 12g3-2(b) please find enclosed the following which has been sent to the Companies Office:

- Notice of Issue of Shares
- Notice of Certification relating to consideration for Issue of Shares

Yours faithfully
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

MIKE MATSON
Group Solicitor

8/9

FORM 7

Notice of ISSUE OF SHARES Section 42

Section 43(1), Companies Act 1993

*Delete in applicable.
(If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format.)

Company Name	Fisher & Paykel Appliances Holdings Limited	**Company Number**	AK/289193

ISSUE OF SHARES

Shares Prior to this issue 263,869,693 (a)

Set out in the table below are particulars of the issue of shares by the above company.

Date of issue	Number of shares
3 August 2005	20,000

Total shares issued in this issue 20,000 (b)

Total company shares (a+b=c) 263,889,693 (c)

APPROVAL *(complete only if shares cannot be issued by reason of any limitation or restriction in the company's constitution. See section 44 of the Companies Act 1993 for more information.)*

Set out in the table below are particulars of the approval by shareholders to the issue of shares by the above company.

Number of shares	Terms of approval of issue (if any)	Date of approval

Signature of director / authorised person: M. J. McCarten. Date: 3 August 2005

Full legal name of director / authorised person: Mark David Richardson

Completed by	M R Matson - Fisher & Paykel Appliances Limited	**Email***	
Address	PO Box 58546, Greenmount, Auckland	**Telephone**	09 273 0600
		Facsimile	09 273 2789

**Optional*

POST TO:
National Processing Centre
Private Bag 92061
Auckland Mail Centre

Document Number

(for office use only)

The Companies Act 1993
NOTICE OF CERTIFICATION RELATING TO CONSIDERATION FOR ISSUE OF SHARES
SECTION 47(5)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company number	AK/289193

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

"1. The Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options issued prior to the separation will be equal to the average of the mid-market closing prices of the shares on the NZSE over the first 20 trading days after the day on which the shares begin trading on the NZSE;

3. the terms of issue are set out in the Plan (Fisher & Paykel Appliance Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and
   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 7 September 2001"

Signature of Authorised Person: [signature]

Name of Authorised Person: Mark David Richardson

Date: 3 August 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	1026804
		Telephone	09 273 0600
Postal Address	PO Box 58546, Greenmount Auckland	Facsimile	09 273 2789